

JPizars – CPA & Business Consultants LLC

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
ZEROC ENERGY, INC. (Private
Organization) BROOKLINE, MA

Opinion on the Financial Statements

We have reviewed the accompanying financial statements of Zeroc Energy Inc. which comprise the balance sheet as of August 31, 2020 and the related income statement and cash flows for the month then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements, as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility and Conclusion

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

JPizars

Hollywood, Florida
September 21, 2020



BALANCE SHEET
As of August 31, 2020

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$	18,296
Account Receivables, Net		-
Total Current Assets		**$18,296**

PROPERTY AND EQUIPMENT
Long Term Lease (SL 30 Years)	543,448
Tools & Machinery (SL 10 Years)	124,540
Less: Accumulated Depreciation	(3,822)
Property and Equipment, Net	**664,166**
TOTAL ASSETS	$ **682,462**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	$	-
Total Current Liabilities		-
TOTAL LIABILITIES	$	**-**

SHAREHOLDERS' EQUITY
Common Stock	139
Class B Common Stock	48
Additional Paid in Capital - Property and Equipment	667,988
Additional Paid in Capital – Cash	36,000
Retained Earnings	(21,713)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ **682,462**




INCOME STATEMENT
For Month Ended August 31, 2020


REVENUES   -

COST OF GOODS SOLD   -

GROSS PROFIT   -

OPERATING EXPENSES
    Research and Development   5,728
    Rent and Lease   4,560
    Depreciation   3,822
    Office Supplies   2,686
    Legal and Accounting   1,720
    Miscellaneous   1,300
    Advertising & Marketing   919
    Insurance   680
    IT   278
    Bank Fees   20

TOTAL OPERATING EXPENSES   21,713

NET INCOME (LOSS) $ (21,713)



CASH FLOW STATEMENT
For Month Ended August 31, 2020

CASH PROVIDED (USED) BY OPERATIONS

Net Income (Loss)	$	(21,713)
Depreciation		3,822
Cash Provided (Used) by Operation		(17,891)

CASH PROVIDED (USED) BY INVESTING

Additions to Property and Equipment	(667,988)
Cash Provided (Used) by Investing Activities	(667,988)

CASH PROVIDED (USED) BY FINANCING

Proceeds from Issuing Common Stock	139
Proceeds from Issuing Preferred Stock	48
Proceeds from Addition Paid in Capital	703,988
Cash Provided (Used) by Investing Activities	704,175

NET INCREASE (DECREASE) IN CASH BALANCE	**18,296**
BEGINNING CASH BALANCE	**-**
ENDING CASH BALANCE	**$ 18,296**



The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the account's receivables, historical experience, and knowledge of specific customers. As of August 31, 2020, the Company has no pending receivables, and has not at this time recorded an allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. On August 31, 2020, the balance of inventory related to finished goods was 0 and the balance related to work in progress was 0.

Intangible Assets
The Company recognizes intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straightline method over the estimated useful lives of the assets. Office equipment is depreciated over five years.
Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.



The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. It is expected that the Company will sustain net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were



assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and
(4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded 0 in revenue from inception of June 15, 2020 through August 31, 2020.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $5,728 from inception of June 15, 2020 through August 31, 2020.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets, and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is



recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   Property and Equipment
Property and equipment consisted of the following on August 31, 2020:

Property and equipment at cost:

Long Term Lease (SL 30 Years)	543,448
Tools & Machinery (SL 10 Years)	124,540
Less: Accumulated Depreciation	(3,822)



Property and Equipment, Net   664,166

4.   Loans Receivable – Related Parties
The Company has not provided loans to related parties of the Company.

5.   Equity
Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is: (500,000,000 shares) Common Stock, $0.00001 par value per share, (54,000,000 shares) Class B Common Stock, $0.00001 par value per share, and (126,000,000 shares) Class C Common Stock, $0.00001 par value per share. As of August 31, 2020, (139,000,000) Common shares have been issued and are outstanding, and (48,000,000) Class B Common shares have been issued and are outstanding.

Preferred Stock
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is: (88,000,000 shares) Series A Preferred Stock, $0.00001 par value per share, (66,000,000 shares) Series B Preferred Stock, $0.00001 par value per share, and (66,000,000 shares) Series C Preferred Stock, $0.00001 par value per share. As of August 31, 2020, (0) shares have been issued and are outstanding.

The Company has evaluated subsequent events through September 21, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.